SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 02 February, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c. Group results Fourth quarter and full year 2009	Top of page 1

FOR IMMEDIATE RELEASE                      London 2 February 2010

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008	%
			$ million
(3,344)	5,336	4,295	Profit (loss) for the period(a)	16,578	21,157
			Inventory holding (gains) losses,
5,931	(355)	(848)	net of tax	(2,623)	4,436
2,587	4,981	3,447	Replacement cost profit	13,955	25,593	(45)%

13.93	26.59	18.38	- per ordinary share (cents)	74.49	136.20	(45)%
0.84	1.60	1.10	- per ADS (dollars)	4.47	8.17

•   BP's fourth-quarter replacement cost profit was $3,447 million, compared with $2,587 million a year ago, an increase of 33%. For the full year, replacement cost profit was $13,955 million compared with $25,593 million a year ago, down 45%.

•   Non-operating items and fair value accounting effects for the fourth quarter had a net $937 million unfavourable impact compared with a net $18 million unfavourable impact in the fourth quarter of 2008. For the full year, the respective amounts were $622 million unfavourable and $650 million unfavourable. Non-operating items for the fourth quarter and full year 2009 included a goodwill impairment of $1.6 billion relating to our US West Coast fuels value chain in Refining and Marketing.

•   Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $302 million for the fourth quarter, compared with $251 million for the same period last year. For the full year, the respective amounts were $1,302 million and $956 million.

•   The effective tax rate on replacement cost profit for the fourth quarter and full year was 34% and 33% respectively, compared with 44% and 36% a year ago. Adjusting for the impact of the goodwill impairment in Refining and Marketing, which is not tax deductible, the effective tax rate for the fourth quarter was 27% and for the full year was 31%. In 2010, we expect the effective tax rate to be around 33-34%.

•   Net cash provided by operating activities for the quarter and full year was $7.3 billion and $27.7 billion compared with $5.6 billion and $38.1 billion respectively a year ago.

•   Net debt at the end of the quarter was $26.2 billion. The ratio of net debt to net debt plus equity was 20% compared with 21% a year ago.

•   Cash costs(b) for the full year were more than $4 billion lower than in 2008, of which approximately 40% related to foreign exchange benefits and lower fuel costs. Excluding the effects of changes in exchange rates and fuel costs, we expect further reductions in cash costs in 2010.

•   Total capital expenditure, including acquisitions and asset exchanges, for the fourth quarter and full year was $5.9 billion and $20.3 billion respectively. Excluding acquisitions and asset exchanges, capital expenditure in 2009 was $20.0 billion. Disposal proceeds were $1.1 billion for the quarter and $2.7 billion for the full year. In 2010, we expect capital expenditure, excluding acquisitions and asset exchanges, to be around $20 billion and we expect disposal proceeds of $2-3 billion.

•   The quarterly dividend, to be paid in March, is 14 cents per share ($0.84 per ADS), the same as a year ago. In sterling terms, the quarterly dividend is 8.679 pence per share, compared with 9.818 pence per share a year ago, a decrease of 12%.

•   Subject to shareholder approval at the Annual General Meeting on 15 April, an optional scrip dividend programme, allowing shareholders to choose to receive dividends in the form of new fully paid shares in BP p.l.c. in lieu of cash, will be available for future dividends. This would replace the company's current dividend reinvestment plans. Further details of this proposal will be published on 5 March with the notice of meeting for the Annual General Meeting.

(a)	Profit attributable to BP shareholders.
(b)

Cash costs are a subset of production and manufacturing expenses plus distribution and administration expenses. They represent the substantial majority of the expenses in these line items but exclude associated non-operating items and certain costs that are variable, primarily with volumes (such as freight costs). They are the principal operating and overhead costs that management considers to be most directly under their control although they include certain foreign exchange and commodity price effects.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 8.

Top of page 2

Analysis of replacement cost profit before interest and tax and reconciliation to profit for the period

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
4,756	6,929	8,505	Exploration and Production	24,800	38,308
416	916	(1,943)	Refining and Marketing	743	4,176
(680)	(586)	(392)	Other businesses and corporate	(2,322)	(1,223)
633	104	(492)	Consolidation adjustment	(717)	466
5,125	7,363	5,678	RC profit before interest and tax(a)	22,504	41,727

			Finance costs and net finance income
			or expense relating to pensions and
(251)	(311)	(302)	other post-retirement benefits	(1,302)	(956)
(2,145)	(2,052)	(1,846)	Taxation on a replacement cost basis	(7,066)	(14,669)
(142)	(19)	(83)	Minority interest	(181)	(509)
			Replacement cost profit
2,587	4,981	3,447	attributable to BP shareholders	13,955	25,593

(8,788)	538	1,256	Inventory holding gains (losses)	3,922	(6,488)
			Taxation (charge) credit on inventory
2,857	(183)	(408)	holding gains and losses	(1,299)	2,052
			Profit (loss) for the period
(3,344)	5,336	4,295	attributable to BP shareholders	16,578	21,157

(a)	Replacement cost profit reflects the replacement cost of supplies. For further information see page 14.

Total of non-operating items and fair value accounting effects(a)(b)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
497	651	1,422	Exploration and Production	3,184	(1,272)
(228)	(155)	(1,958)	Refining and Marketing	(2,864)	858
(301)	(64)	(65)	Other businesses and corporate	(489)	(633)
(32)	432	(601)		(169)	(1,047)
14	(125)	(336)	Taxation credit (charge)(c)	(453)	397
(18)	307	(937)		(622)	(650)

(a)	An analysis of non-operating items by type is provided on page 15 and an analysis by region is shown on pages 5, 7 and 8.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 16.
(c)

Tax is calculated using the quarter's effective tax rate on replacement cost profit, except in the case of the goodwill impairment in Refining and Marketing where no tax credit has been calculated because this item is not tax deductible.

Top of page 3

Per share amounts

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			Per ordinary share (cents)(a)
(17.62)	28.48	22.90	Profit for the period	88.49	112.59
13.93	26.59	18.38	RC profit for the period	74.49	136.20

			Per ADS (dollars)(a)
(1.06)	1.71	1.37	Profit for the period	5.31	6.75
0.84	1.60	1.10	RC profit for the period	4.47	8.17

(a)	See Note 4 on page 20 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
33,204	36,555	34,627	Gross debt	34,627	33,204
			Less: fair value asset (liability) of
(34)	370	127	hedges related to finance debt	127	(34)
33,238	36,185	34,500		34,500	33,238
8,197	9,883	8,339	Cash and cash equivalents	8,339	8,197
25,041	26,302	26,161	Net debt	26,161	25,041
92,109	100,803	102,113	Equity	102,113	92,109
21%	21%	20%	Net debt ratio	20%	21%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 14 cents per ordinary share to be paid in March. Holders of ordinary shares will receive 8.679 pence per share and holders of American Depositary Receipts $0.84 per ADS. The dividend is payable on 8 March 2010 to shareholders on the register on 19 February 2010. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 March 2010.

Dividends paid

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			Dividends paid per ordinary share
14.000	14.000	14.000	cents	56.000	55.050
8.705	8.503	8.512	pence	36.417	29.387
84.00	84.00	84.00	Dividends paid per ADS (cents)	336.00	330.30

Top of page 4

Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
4,497	6,930	8,664	Profit before interest and tax(a)	24,942	37,915
259	(1)	(159)	Inventory holding (gains) losses	(142)	393
			Replacement cost profit before
4,756	6,929	8,505	interest and tax	24,800	38,308

			By region
1,299	1,864	2,517	US	6,685	11,724
3,457	5,065	5,988	Non-US	18,115	26,584
4,756	6,929	8,505		24,800	38,308

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the fourth quarter and full year was $8,505 million and $24,800 million respectively, an increase of 79% and a decrease of 35% over the same periods of 2008.

The increase in the fourth quarter is primarily due to higher realizations, higher earnings from equity-accounted entities (mainly TNK-BP), higher production and lower costs. For the full year, the decrease is primarily due to lower realizations and lower income from equity-accounted entities (mainly TNK-BP), partly offset by higher production and lower costs. Both periods were impacted by higher depreciation.

The net non-operating gain of $976 million in the fourth quarter primarily related to gains on the sale of our interest in LukArco to Russia's Lukoil, as detailed below. For the full year the net non-operating gain was $2,265 million with the most significant items being gains on the sale of operations and fair value gains on embedded derivatives. The corresponding periods in 2008 included a net non-operating gain of $244 million and a net non-operating charge of $990 million respectively. Additionally, in the fourth quarter, fair value accounting effects had a favourable impact of $446 million compared with a favourable impact of $253 million a year ago. For the full year the favourable impact was $919 million compared with an unfavourable impact of $282 million in 2008.

Production for the quarter was 4,054mboe/d, 3% higher than the fourth quarter of 2008, reflecting continued strong operational performance. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effect of OPEC quota restrictions the increase was also 3%. Fourth-quarter production benefited from the make-up of a prior-period underlift of around 40mboe/d.

Production for the full year was 3,998mboe/d, 4% higher than the same period last year. After adjusting for the effect of entitlement changes in our PSAs and the effect of OPEC quota restrictions, production was 5% higher than the same period of 2008. Unit production costs were 12% lower than 2008.

During the quarter, BP Trinidad and Tobago (bpTT) announced the start of natural gas production from the Savonette field offshore Trinidad (bpTT 100%). Savonette is located approximately 50 miles off Trinidad's south-east coast and production from the platform is tied into bpTT's Mahogany B platform.

On 3 November, BP and China National Petroleum Corporation (CNPC) announced that they signed a contract with Iraq's state-owned South Oil Company (SOC) to expand production from the Rumaila oilfield, near Basra in southern Iraq. BP will hold a 38% working interest.

Also during the quarter, BP announced that a consortium led by its joint venture VICO (owned jointly by BP and ENI) signed a production-sharing contract with the Government of Indonesia for the exploration and development of coalbed methane resources on the Sanga-Sanga block in East Kalimantan, Indonesia. BP will have a 37.8% interest in the contract.

Furthermore, BP divested its interests in Kazakhstan's Tengiz oil field and the Caspian Pipeline Consortium (CPC) pipeline, carrying oil between Kazakhstan and Russia, by selling its 46% stake in LukArco to Russia's Lukoil for $1.6 billion in cash in three instalments over two years starting in December 2009.

On 3 January 2010, BP received approval from the Government of Jordan to join the state-owned National Petroleum Company to exploit the onshore Risha concession in the north-east of the country.

Our 2009 reported reserves replacement ratio including equity-accounted entities, excluding acquisitions and disposals, was 129% (details of which will be provided in the BP Annual Report and Accounts for 2009).

Production growth was very strong in 2009, benefiting by about 40mboe/d on an annual basis from a combination of the absence of a significant hurricane season and the underlift make-up mentioned above. As a result, we expect production in 2010 to be slightly lower than in 2009. Our longer-term guidance is unchanged.

Top of page 5

Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Non-operating items
(318)	(65)	21	US	145	(331)
562	536	955	Non-US	2,120	(659)
244	471	976		2,265	(990)

			Fair value accounting effects(a)
11	169	218	US	687	(231)
242	11	228	Non-US	232	(51)
253	180	446		919	(282)

			Exploration expense
128	235	149	US	663	306
111	143	123	Non-US	453	576
239	378	272		1,116	882

			Production (net of royalties)(b)
			Liquids (mb/d) (net of royalties)(c)
590	669	687	US	665	538
216	199	219	Europe	208	216
827	850	852	Russia	840	826
827	814	819	Rest of World	822	821
2,460	2,532	2,577		2,535	2,401

			Natural gas (mmcf/d) (net of royalties)
2,243	2,278	2,313	US	2,316	2,157
858	473	583	Europe	634	782
621	553	654	Russia	601	565
4,891	4,727	5,018	Rest of World	4,934	4,830
8,613	8,031	8,568		8,485	8,334

			Total hydrocarbons (mboe/d)(d)
976	1,061	1,086	US	1,064	910
365	280	320	Europe	317	351
934	945	965	Russia	944	923
1,670	1,631	1,683	Rest of World	1,673	1,654
3,945	3,917	4,054		3,998	3,838

			Average realizations(e)
52.09	62.77	68.02	Total liquids ($/bbl)	56.26	90.20
5.08	2.81	3.68	Natural gas ($/mcf)	3.25	6.00
40.94	41.12	45.83	Total hydrocarbons ($/boe)	38.36	62.60

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)	Includes BP's share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Top of page 6

Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
(8,064)	1,433	(869)	Profit (loss) before interest and tax(a)	4,517	(1,884)
8,480	(517)	(1,074)	Inventory holding (gains) losses	(3,774)	6,060
			Replacement cost profit (loss)
416	916	(1,943)	before interest and tax	743	4,176

			By region
(735)	(229)	(2,331)	US	(2,578)	(644)
1,151	1,145	388	Non-US	3,321	4,820
416	916	(1,943)		743	4,176

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost result before interest and tax for the fourth quarter was a loss of $1,943 million and for the full year was a profit of $743 million. The results in the equivalent periods of 2008 were profits of $416 million and $4,176 million, respectively.

The fourth quarter's result included a net non-operating charge of $1,846 million compared with a net charge of $163 million a year ago. The fourth-quarter non-operating charge included restructuring charges of $0.5 billion and a $1.6 billion one-off, non-cash, impairment of all of the segment's goodwill in the US West Coast fuels value chain relating to our 2000 ARCO acquisition. This resulted from our annual review of goodwill as required under IFRS and reflects the prevailing weak refining environment. For the full year, the net non-operating charge was $2,603 million compared with a net gain of $347 million a year ago, also driven by significant restructuring charges and the goodwill impairment.

Fair value accounting effects had unfavourable impacts of $112 million in the fourth quarter and of $261 million for the full year. A year ago, there was an unfavourable impact of $65 million and a favourable impact of $511 million, respectively.

Compared with a year ago the result for the fourth quarter reflected a continued weaker overall Refining and Marketing environment, including a refining indicator margin of $1.49 per barrel compared with $5.20 per barrel in the fourth quarter of 2008. BP's actual refining margin declined even more than the indicator margin during this period. In addition, rising crude prices and reduced volatility compressed marketing margins and led to a weaker supply and trading contribution. These factors were somewhat offset by stronger operational performance and lower costs.

For the full year, the result after adjusting for non-operating items and fair value accounting effects was 9% better than in 2008 in an environment where refining indicator margins fell by almost 40%. This was due to significantly stronger operational performance, with 93.6% refining availability and cash cost(b) reductions of over 15%. In the international businesses, performance was better than in 2008, driven by lower costs.

Looking forward, in 2010 we expect refining margins to remain weak.

(b)	See page 1, footnote (b).

Top of page 7

Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
			Non-operating items
43	(179)	(1,697)	US	(2,037)	814
(206)	(62)	(149)	Non-US	(566)	(467)
(163)	(241)	(1,846)		(2,603)	347
			Fair value accounting effects(a)
(91)	6	(9)	US	16	231
26	80	(103)	Non-US	(277)	280
(65)	86	(112)		(261)	511
			Refinery throughputs (mb/d)
1,063	1,307	1,289	US	1,238	1,121
697	751	722	Europe	755	739
272	271	292	Rest of World	294	295
2,032	2,329	2,303	Total throughput	2,287	2,155
91.4	94.3	94.4	Refining availability (%)(b)	93.6	88.8
			Oil sales volumes (mb/d)
			Refined products
1,435	1,442	1,426	US	1,426	1,460
1,564	1,522	1,507	Europe	1,504	1,566
667	619	651	Rest of World	630	685
3,666	3,583	3,584	Total marketing sales	3,560	3,711
1,779	2,377	2,390	Trading/supply sales(c)	2,327	1,987
5,445	5,960	5,974	Total refined product sales	5,887	5,698
1,540	1,899	1,559	Crude oil	1,824	1,689
6,985	7,859	7,533	Total oil sales	7,711	7,387
			Global Indicator Refining Margin ($/bbl)(d)
7.48	2.60	2.69	NWE	3.26	6.72
2.49	4.16	1.75	USGC	4.63	6.78
2.53	5.04	1.22	Midwest	5.43	5.17
6.80	4.89	1.68	USWC	5.88	7.42
5.16	(0.02)	(1.47)	Singapore	0.21	6.30
5.20	3.42	1.49	Average	4.00	6.50
			Chemicals production (kte)
579	812	841	US	3,110	3,487
612	972	828	Europe	3,455	3,257
1,287	1,634	1,727	Rest of World(c)	5,826	5,774
2,478	3,418	3,396	Total production	12,391	12,518

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)

Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	A minor amendment has been made to comparative periods.
(d)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

Top of page 8

Other businesses and corporate

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2008	2009	2009		2009	2008
			$ million
(729)	(566)	(369)	Profit (loss) before interest and tax(a)	(2,316)	(1,258)
49	(20)	(23)	Inventory holding (gains) losses	(6)	35
			Replacement cost profit (loss)
(680)	(586)	(392)	before interest and tax	(2,322)	(1,223)

			By region
(277)	(179)	(141)	US	(728)	(902)
(403)	(407)	(251)	Non-US	(1,594)	(321)
(680)	(586)	(392)		(2,322)	(1,223)
			Results include
			Non-operating items
(115)	(29)	14	US	(164)	(302)
(186)	(35)	(79)	Non-US	(325)	(331)
(301)	(64)	(65)		(489)	(633)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the fourth quarter and full year was $392 million and $2,322 million respectively, compared with losses of $680 million and $1,223 million a year ago. The increased loss for the full year was primarily due to a weaker margin environment for Shipping and our BP Solar business and adverse foreign exchange effects. In the fourth quarter specifically, there were favourable foreign exchange effects. The net non-operating charge for the fourth quarter and full year was $65 million and $489 million respectively, compared with net charges of $301 million and $633 million a year ago.

In Alternative Energy, our solar business achieved quarterly sales of 88MW in the fourth quarter, with total sales of 203MW for the full year. This compares with 42MW in the same quarter last year and 162MW for full-year 2008.

In our US wind business, full commercial operation began at our wholly-owned 25MW Titan I Wind Farm in South Dakota and at the second phase of the Fowler Ridge Wind Farm in Indiana, a 50:50 joint venture between BP Wind Energy and Sempra Generation. Fowler Ridge is the largest wind farm in the US Midwest and this most recent phase has a gross capacity of 200MW. BP's net wind generation capacity(b) at the end of 2009 was 711MW (1,237MW gross), compared with 432MW (785MW gross) at the end of 2008.

In November, the US Department of Energy signed a co-operative agreement with Hydrogen Energy California LLC (HECA) (BP 50%, Rio Tinto 50%) to build and demonstrate a hydrogen-powered electricity generating facility, complete with carbon capture and storage, in Kern County, California.

In 2010, we expect the quarterly loss, excluding non-operating items, for Other businesses and corporate to average around $400 million.

(b)

Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding effective tax rate, cash costs, capital expenditure, production, dividend and optional scrip dividend, expected timing and proceeds of disposals, refining margins and the quarterly loss (after excluding non-operating items) for Other businesses and corporate. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 February, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary